

August 14, 2023

Rory Riggs
Chief Executive Officer
Cibus, Inc.
6455 Nancy Ridge Drive
San Diego, CA 92121

   Re: Cibus, Inc.
   Form 8-K/A filed June 29, 2023
   File No. 001-38161

Dear Rory Riggs:

   We have reviewed your July 26, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2023 letter.

Form 8-K/A filed June 29, 2023

Exhibit 99.7 Unaudited Pro Forma Combined Financial Information for Cibus Global, LLC and Calyxt, Inc.
Introductory Note, page 1

1.   We note your response to prior comment 1. You indicate that upon closing of the Transactions, Cibus Global met the definition of a variable interest entity (a "VIE"). Please tell us whether Cibus Global met the definition of a VIE prior to the closing of the Transactions. If so, please provide us with your analysis.

   You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 you have questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services